Artemis Therapeutics, Inc.
3 Eliezer Vardinon St.,
Petach Tikva, Israel 4959507

November 21, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Re:	Artemis Therapeutics, Inc. Registration Statement on Form S-1 Filed September 21, 2022 File No. 333- 267534

Ladies and Gentlemen:

The purpose of this letter is to respond to your letter of October 18, 2022, regarding the abovementioned Registration Statement on Form S-1 (“Form S-1”) of Artemis Therapeutics, Inc. (the “Company”, “we”, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Form S-1 (“Amendment No. 1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please balance your prospectus summary by including disclosure regarding your limited operating history and the auditor's explanatory paragraph regarding your ability to continue as a going concern.

Response:  In response to the Staff’s comment, we have revised the description on page S-3 of Amendment No. 1.

Risk Factors, page S-7

2.
Please amend your disclosure to provide a risk factor describing the risks to your business related to the impact of the COVID-19 pandemic and resulting government actions. For example, disclose whether you expect to have any difficulty obtaining the raw materials for your products due to supply chain disruptions, whether you have had or expect to have any difficulty attracting or maintaining employees, and/or any other material risks to your business related to the COVID-19 pandemic.

Response:  In response to the Staff’s comment, we have revised the description on page S-13-14 of Amendment No. 1.

Business Mission & Strategy, page S-28

3.
We note your intent to carry out your business through "contracts with leading health food chains and outlets." Please disclose whether you have taken any steps to enter into such contracts and your strategy for seeking out and entering into contracts with these third parties. Please also balance your discussion by disclosing the risks and uncertainties related to your ability to find and enter into contracts with health food chains and outlets.

Response:  In response to the Staff’s comment, we have revised the description in the risk factors section on page S-8 and the description on page S-13 of Amendment No. 1.

Manuka's Products, page S-28

4.
We note that you "expect that [your] products would automatically be registered with the FDA, and Manuka will be allowed to sale and market its products in the U.S. market through local distributers." Please revise this statement to remove any expectation that the FDA will register your products and allow you to sell and market your products, as this statement is speculative.

Response:  In response to the Staff’s comment, we note that we have revised the description on page S-31 of Amendment No. 1.

Description of Market, page S-30

5.
We note your statement that "As opposed to the regular skincare market, Manuka believes that there is an increasing interest by the public in healthy and natural skincare products, in general, and particularly in Mnuka honey-based products combined with bee venom." Please revise to provide your basis for this belief.

Response:  In response to the Staff’s comment, we have revised the description on page S-32 of Amendment No. 1.

6.
We note your statements that "Manuka honey . . . is one of the most unique and beneficial forms of honey in the world. Mnuka honey is commonly sold as an alternative medicine. There are many Mnuka honey uses, ranging from healing sore throats and digestive illnesses, to curing staph infections and gingivitis." Products that are intended for use in the cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to avoid unsubstantiated therapeutic claims.

Response:  In response to the Staff’s comment, we have revised the description on page S-32 of Amendment No. 1.

Distribution, page S-33

7.	Please explain what you mean by "end-to-end supply chain" and "B2B representative."

Response:  In response to the Staff’s comment, we have revised the description on page S-36 of Amendment No. 1.

Government Regulation, page S-34

8.
We note that your three lines of business are beauty and skincare, the sale of pure Manuka honey, and gummy vitamins and supplements. For each of these business lines, please expand your government regulation disclosure to more thoroughly discuss the regulatory requirements to market and sell your products in Israel and the jurisdictions you intend to target. For example, we note that you filed requests with the U.S. Food and Drug Administration to "(i) confirm the label instructions and information for each of [your] products, and (ii) to list [your] cosmetic products, to grant an approval of a cosmetic manufacturer . . ." In your descriptions, please include any necessary steps and approvals to market and sell your products, what steps you have completed, what steps remain, and any material risks and uncertainties associated the regulatory process for each business line.

Response:  In response to the Staff’s comment, we have revised the description on page S-37 of Amendment No. 1. We respectfully advise the Staff that we have currently decided not to operate in the gummy vitamins and supplements line of business, and we have revised the description in the Business section to reflect this change.

9.
We also note that your approval from the MoH to import Honey expires February 28, 2023. Please describe what requirements you must fulfill to maintain your import license. Please also provide an appropriate risk factor to disclose the risk and uncertainties that you will not be able to maintain this license, including the impact on your business.

Response:  In response to the Staff’s comment, we note that we will need submit an extension application with the Ministry of Health. We intend to do so in the beginning of 2023. We have revised to include this disclosure and appropriate description on page S-37 of Amendment No. 1 and we revised accordingly the risk factors section on page S-8.

Material Agreements, page S-34

10.
We note that you have entered into a Formula Agreement with Chic and a Manufacture and Sale Agreement with Waitemata. For both agreements, please describe any payment provisions, including (i) up-front or execution payments received or paid; (ii) aggregate amounts paid or received to date under agreement; (iii) aggregate future potential milestone payments to be paid or received; (iv) and royalty rates or a royalty range.

Response:  In response to the Staff’s comment, we have revised the description on page S-37-38 of Amendment No. 1.

Description of Property, page S-36

11.	We note your disclosure on page S - 33 that Manuka operates a distribution center. Please clarify whether you own or lease the distribution center and disclose where in Israel it is located.

Response:  In response to the Staff’s comment, we have revised the disclosure on page S-36 of Amendment No. 1.

Management, page S-36

12.	We note your disclosure that Manuka retains Haim Tabak as the Chief Operation Officer. Please include a biography that provides all the information required by Item 401 of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised the description on page S-39 of Amendment No. 1.

13.	Please revise Dr. Citron's biography to include all the information required by Item 401(e) of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised the description on page S-39 of Amendment No. 1.

Corporate Governance, page S-37

14.
Please revise your Summary Compensation Table to include disclosures for the fiscal year ended December 31, 2020. Please also revise to report the aggregate amounts of salary all other compensation received by your named executive officers as of June 30, 2022 instead of the compensation per month.

Response:  In response to the Staff’s comment, we have revised the description on page S-40-41 of Amendment No. 1 and included only disclosure for the fiscal years ended December 30, 2020 and 2021.

15.
We note your disclosure that Mr. D. Dana's compensation will be "NAS 10,000 including VAT." Please revise to provide this figure in dollar amounts. Please also explain what you mean by "including VAT."

Response:  In response to the Staff’s comment, we have revised the description on page S-40-41 of Amendment No. 1.

Exhibits

16.
Please file your by-laws to be effective upon completion of this offering as an exhibit to your registration statement. Note that we may have further comment after review of this document. Please also file your employment agreement with Dr. Citron and Mr. Dana. See Item 601(b)(10)(iii) of Regulation S-K.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we do not intend to revise our bylaws. The effective bylaws of the Company are included as Exhibit 3.3 to Amendment No.1. We have also included the relevant employment agreements together with Amendment No. 1.

General

17.
We note that your common stock is quoted on the OTC Pink Market and that the selling stockholders may offer, sell or distribute all or a portion of the shares of common stock at prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised a the description on the cover page and on pages S-3, S-4, S-15, S-21, S-29 and S-51 of Amendment No. 1.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even or Ron Ben-Bassat at (212) 660-5003, or Isaac Pasha at (+972) 074-758-0480, of Sullivan & Worcester LLP.

Sincerely,

Artemis Therapeutics, Inc.

By:	/s/ Shimon Citron
Shimon Citron
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Ron Ben-Bassat, Esq., Sullivan & Worcester LLP
Isaac Pasha, Esq., Sullivan & Worcester LLP